Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 robert.goedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com June 4, 2020	Facsimile: +1 312 862 2200

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Melissa Kindelan

Christine Dietz

Jeff Kauten

Jan Woo

Re:                             Juno Topco, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted March 9, 2020

CIK No. 0001721947

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Juno Topco, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 4 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comment raised orally to the Company on March 20, 2020 by the staff of the SEC (the “Staff”).  Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff comment.  In addition to addressing comment raised orally by the Staff, the Company has revised the Registration Statement to update certain other disclosures.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing Boston Dallas Hong Kong Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai

Securities and Exchange Commission

June 4, 2020

Comment

The Non-GAAP operating income measure appears to exclude amortization expense related to customer relationships and developed technologies. Please revise your disclosures similar to what is disclosed for the non-GAAP gross profit measure to state that while the amortization expense of intangible assets is excluded, the related revenue is reflected in the measure as those assets contribute to revenue generation. Also, revise to disclose GAAP loss from operations of equal or greater prominence (pages 2 and 100).

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 81, 83 and 113 to add the bolded language below.

Page 2:

As of March 31, 2020 and 2019, our annual recurring revenue, or ARR, was $224.9 million and $160.6 million, respectively, representing growth of 40%. As of December 31, 2019 and 2018, our ARR was $208.9 million and $142.3 million, respectively, representing growth of 47%. For the three months ended March 31, 2020 and 2019, our total revenue was $60.4 million and $44.1 million, respectively, representing period-over-period growth of 37%. For the years ended December 31, 2019 and 2018, our total revenue was $204.0 million and $146.6 million, respectively, representing year-over-year growth of 39%. For the three months ended March 31, 2020 and 2019 and the years ended December 31, 2019 and 2018, our loss from operations was $(6.5) million, $(6.1) million, $(20.3) million and $(30.0) million, respectively. For the three months ended March 31, 2020 and 2019 and the years ended December 31, 2019 and 2018, our net losses were $(8.3) million, $(9.0) million, $(32.6) million and $(36.3) million, respectively. For the three months ended March 31, 2020 and 2019 and the years ended December 31, 2019 and 2018, our net cash provided by (used in) operating activities was $(8.8) million, $(7.9) million, $11.2 million and $9.4 million, respectively. For the three months ended March 31, 2020 and 2019, our Non-GAAP Operating Income was $4.3 million and $3.4 million, respectively, and our Adjusted EBITDA was $5.6 million and $4.3 million, respectively. For the years ended December 31, 2019 and 2018, our Non-GAAP Operating Income was $16.5 million and $2.9 million, respectively, and our Adjusted EBITDA was $20.8 million and $6.6 million, respectively. Non-GAAP Operating Income and Adjusted EBITDA are supplemental measures that are not calculated and presented in accordance with GAAP. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for a definition of each of Non-GAAP Operating Income and Adjusted EBITDA and a reconciliation to their respective most directly comparable GAAP financial measures.

Page 81:

Securities and Exchange Commission

June 4, 2020

We use Non-GAAP Operating Income to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that Non-GAAP Operating Income facilitates comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with GAAP, helps provide a broader picture of factors and trends affecting our results of operations. While the amortization expense of acquired trademarks, customer relationships, and developed technology is excluded from Non-GAAP Operating Income, the revenue related to acquired trademarks, customer relationships, and developed technology is reflected in Non-GAAP Operating Income as these assets contribute to our revenue generation.

Pages 83 and 113:

As of March 31, 2020 and 2019, our ARR was $224.9 million and $160.6 million, respectively, representing growth of 40%. As of December 31, 2019 and 2018, our ARR was $208.9 million and $142.3 million, respectively, representing growth of 47%. For the three months ended March 31, 2020 and 2019, our total revenue was $60.4 million and $44.1 million, respectively, representing period-over-period growth of 37%. For the years ended December 31, 2019 and 2018, our total revenue was $204.0 million and $146.6 million, respectively, representing year-over-year growth of 39%. For the three months ended March 31, 2020 and 2019 and the years ended December 31, 2019 and 2018, our loss from operations was $(6.5) million, $(6.1) million, $(20.3) million and $(30.0) million, respectively. For the three months ended March 31, 2020 and 2019 and the years ended December 31, 2019 and 2018, our net losses were $(8.3) million, $(9.0) million, $(32.6) million and $(36.3) million, respectively. For the three months ended March 31, 2020 and 2019 and the years ended December 31, 2019 and 2018, our net cash provided by (used in) operating activities was $(8.8) million, $(7.9) million, $11.2 million and $9.4 million, respectively. For the three months ended March 31, 2020 and 2019, our Non-GAAP Operating Income was $4.3 million and $3.4 million, respectively, and our Adjusted EBITDA was $5.6 million and $4.3 million, respectively. For the years ended December 31, 2019 and 2018, our Non-GAAP Operating Income was $16.5 million and $2.9 million, respectively, and our Adjusted EBITDA was $20.8 million and $6.6 million, respectively. Non-GAAP Operating Income and Adjusted EBITDA are supplemental measures that are not calculated and presented in accordance with GAAP. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for a definition of each of Non-GAAP Operating Income and Adjusted EBITDA and a reconciliation to their respective most directly comparable GAAP financial measures.

Securities and Exchange Commission

June 4, 2020

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317, Robert M. Hayward, P.C. at (312) 862-2133 or Alexander M. Schwartz at (312) 862-2578.

Sincerely,

/s/ Robert Goedert, P.C.
Robert Goedert, P.C.

cc:                                Dean Hager
                                                Juno Topco, Inc.